Ellenoff Grossman & Schole LLP

May 21, 2007

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:                    John Reynolds
Assistant Director

Re:                               Vantage Energy Services, Inc. (the “Registrant”)
Registration Statement on Form S-1, as amended
SEC File No. 333-138565

Ladies and Gentlemen:

Pursuant to our discussion with the Commission on Monday, May 21st, attached please find the legal opinion of our firm filed previously on May 14, 2007 as Exhibit 5.1 to the Registration Statement on Form S-1 referenced above.  The attached opinion reflects edits proposed in response to the Commission’s clarifications regarding comment number 2 from the Commission’s letter dated May 18, 2007.

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

/s/ Chris E. Celano

Chris E. Celano
Ellenoff Grossman & Schole LLP

May 21~~14~~, 2007

Vantage Energy Services, Inc.
777 Post Oak Blvd., Suite 610
Houston, Texas 77056

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No.  333-138565), as amended (the “Registration Statement”) filed by Vantage Energy Services, Inc. (the “Company”), a Delaware corporation, under the Securities Act of 1933, as amended (the “Act”), covering (i) 25,000,000 units, with each unit consisting of one share of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and one warrant, each to purchase one share of the Company’s Common Stock (the “Warrants,” and the shares of Common Stock underlying the Warrants, the “Warrant Shares”), (ii) up to 3,750,000 units which the underwriters for whom Deutsche Bank Securities Inc. (“Deutsche Bank”) is acting as representative (collectively, the “Underwriters”) will have a right to purchase from the Company to cover over-allotments, if any (the “Over-Allotment Units,” and collectively with the 25,000,000 units to be sold pursuant to the terms of the Registration Statement, the “Units”), (iii) up to 28,750,000 shares of Common Stock underlying the Units, (iv) up to 28,750,000 Warrants underlying the Units, (v) up to 28,750,000 Warrant Shares, (vi) one (1) Unit Purchase Option (the “Purchase Option”) pursuant to which Deutsche Bank shall have the right to purchase for its own account or that of its designees up to an aggregate of 1,250,000 Units, (vii) up to 1,250,000 Units (the “PO Units”) underlying the Purchase Option, (viii) up to 1,250,000 shares of Common Stock and up to 1,250,000 Warrants issued as part of the PO Units (the “PO Shares” and the “PO Warrants,” respectively) and (ix) up to 1,250,000 shares of Common Stock issuable upon exercise of the PO Warrants (the “PO Warrant Shares”).

We have examined such documents and considered such legal matters as we have deemed necessary and relevant as the basis for the opinion set forth below. With respect to such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as reproduced or certified copies, and the authenticity of the originals of those latter documents. As to questions of fact material to this opinion, we have, to the extent deemed appropriate, relied upon certain representations of certain officers and employees of the Company.

Based upon the foregoing, we are of the opinion that:

1.             Units. When the Registration Statement becomes effective under the Act and when the offering is completed as contemplated by the Registration Statement, such Units will be validly issued, fully paid and non-assessable.

2.             Common Stock. When the Registration Statement becomes effective under the Act and when the offering is completed as contemplated by the Registration Statement, the shares of Common Stock will be validly issued, fully paid and non-assessable.

3.             Warrants, Warrant Shares, PO Warrants and PO Warrant Shares. When the Registration Statement becomes effective under the Act, ~~when the warrant agreement under which the Warrants are to be issued (the “Warrant Agreement”),~~ and in the case of the ~~when such Warrants and~~ PO Warrants when such

PO Warrants are paid for, ~~respectively, are duly executed, delivered and authenticated and issued, delivered, sold and paid for as part of the Units and PO Units, as contemplated by the Registration Statement,~~ such Warrants and PO Warrants will be legally binding obligations of the Company in accordance with its terms, except (a) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law); (b) as enforceability of any indemnification or contribution provision may be limited under the Federal and state securities laws, and (c) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Exceptions”) and such Warrants and PO Warrants, respectively, will be duly issued, fully paid and non-assessable, and the Warrant Shares underlying such Warrants, and the PO Warrant Shares underlying the PO Warrants, when duly issued, delivered, sold and paid for upon exercise of such Warrants or PO Warrants, as the case may be, will be validly issued, fully paid and non-assessable.

4.             Purchase Option. When the Registration Statement becomes effective under the Act, ~~when the Purchase Option is duly executed and issued, delivered, sold and paid for, as contemplated by the Registration Statement,~~ such Purchase Option will be a legally binding obligation of the Company in accordance with its terms, except for the Exceptions, and such Purchase Option will be validly issued, fully paid and non-assessable.

5.             PO Units. When the Registration Statement has become effective under the Act and when such PO Units are ~~duly executed and issued, delivered, sold and~~ paid for upon exercise of the Purchase Option, as contemplated by the Purchase Option and the Registration Statement, such PO Units will be validly issued, fully paid and non-assessable.

6.             PO Shares. When the Registration Statement becomes effective under the Act, and the PO Shares underlying the PO Units are ~~duly issued, delivered, sold and~~ paid for as part of such PO Units, as contemplated by the Purchase Option and the Registration Statement, the PO Shares will be validly issued, fully paid and non-assessable.

We are opining solely on all applicable statutory provisions of Delaware corporate law, including the rules and regulations underlying those provisions, all applicable provisions of the Delaware Constitution, all applicable judicial and regulatory determinations in connection therewith and, as to the Warrants and the Purchase Option constituting legally binding obligations of the Company, solely with respect to the laws of the State of New York. Our opinion is based on these laws as in effect on the date hereof. We express no opinion as to whether the laws of any jurisdiction are applicable to the subject matter hereof. We are not rendering any opinion as to compliance with any federal or state law, rule or regulation relating to securities, or to the sale or issuance thereof.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement, to the use of our name as your counsel and to all references made to us in the Registration Statement and in the Prospectus forming a part thereof. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations promulgated thereunder. This opinion is given as of the effective date of the Registration Statement, and we are under no duty to update the opinions contained herein.

Very truly yours,

Ellenoff Grossman & Schole LLP